Exhibit (e)(8)

EXECUTION COPY

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of May 21, 2010 (this “Amendment”), is made by and among Protection Holdings, LLC, a Delaware limited liability company (“Parent”), Protection Acquisition Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Acquisition Sub”), and Protection One, Inc., a Delaware corporation (the “Company”). Parent, Acquisition Sub and the Company are sometimes individually referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties desire to amend certain terms of that certain Agreement and Plan of Merger, dated as of April 26, 2010 (the “Merger Agreement”), by and among Parent, Acquisition Sub and the Company, as provided in this Amendment;

WHEREAS, pursuant to Section 8.5 of the Merger Agreement, the Merger Agreement may be amended at any time prior to the Effective Time by an instrument in writing signed by Parent, Acquisition Sub and the Company; and

WHEREAS, the respective boards of directors of Parent, Acquisition Sub and the Company have determined that the Amendment is advisable and in the best interests of their respective stockholders and have authorized and approved the execution and delivery of the Amendment.

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Defined Terms. Capitalized terms used herein, including in the preamble and recitals hereto, and not otherwise defined herein or otherwise amended hereby shall have the meanings ascribed to such terms in the Merger Agreement.

2. Certain Amendments to the Merger Agreement. Pursuant to Section 8.5 of the Merger Agreement, the Parties hereby agree to the following amendments to the Merger Agreement:

a. As of the date hereof, the reference to “twenty (20) Business Days” set forth in clause (i) of the last sentence of Section 2.1(e) shall be amended by deleting the phrase “twenty (20) Business Days” and replacing it with the phrase “eighteen (18) Business Days”.

b. As of the date hereof, Section 2.11(a) of the Merger Agreement is hereby amended by deleting the last sentence of Section 2.11(a) of the Merger Agreement in its entirety and replacing it with the following:

“Acquisition Sub may pay the Company the aggregate price required to be paid for the Top-Up Option Shares by delivery of one or more unsecured, non-negotiable and non-transferable promissory note(s), bearing interest at 10% per annum, compounded monthly, with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable in whole or in part without premium or penalty.”

c. As of the date hereof, Section 3.5 of the Merger Agreement is hereby amended by adding the following sentences at the end of Section 3.5 of the Merger Agreement:

“If the Merger becomes effective without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL, the parties hereby agree that any holder of shares of Common Stock that is entitled to appraisal rights under Section 262 of the DGCL may demand the appraisal of such shares, in accordance with the provisions of Section 262(d)(2) of the DGCL, within 30 days after the later of (i) the Effective Time or (ii) the date of the mailing of the notice of appraisal rights required pursuant to Section 262(d)(2) of the DGCL. For the avoidance of doubt, it is acknowledged and agreed that, in any appraisal proceeding with respect to the Dissenting Shares and to the fullest extent permitted by applicable law, the fair value of the Dissenting Shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Option Shares or any promissory note delivered by Acquisition Sub to the Company in payment for the Top-Up Option Shares.”

3. Extension of Tender Offer. The Parties hereby agree that, notwithstanding anything in the Merger Agreement to the contrary, the Initial Expiration Date of the Offer shall be extended to 9:00 a.m., New York City time, on June 4, 2010, by virtue of certain matters in relation to (a) an action in the Court of Chancery of the State of Delaware (the “Delaware Court”), captioned Rensch v. Protection One, Inc., et al., C.A. No. 5468-VCS; (b) an action in the Delaware Court captioned The Law Offices of Mark Kotlarsky Pension Plan v. Ginsburg, et al., C.A. No. 5490-VCS; and (c) an action in the District Court of Douglas County, Kansas, captioned Trading Strategies Fund v. Ezersky, No. 10CV333.

4. Effective Date of Amendment No. 1. This Amendment shall, upon execution and delivery hereof by the Parties hereto, be deemed in full force and effect as of the date hereof.

5. Miscellaneous.

a. This Amendment shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

b. Except as expressly amended hereby, the Merger Agreement and all other documents, agreements and instruments relating thereto are and shall remain unmodified and in full force and effect and are hereby ratified and confirmed.

c. The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any party under the Merger Agreement, nor, except as expressly provided herein, constitute a waiver or amendment of any other provision of the Merger Agreement.

d. This Amendment may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

e. The headings for this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

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EXECUTION COPY

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PROTECTION HOLDINGS, LLC

By:	/s/ Christian B. McGrath
	Name:	Christian B. McGrath
	Title:	Treasurer and Secretary

PROTECTION ACQUISITION SUB, INC.

By:	/s/ Christian B. McGrath
	Name:	Christian B. McGrath
	Title:	Treasurer and Secretary

PROTECTION ONE, INC.

By:	/s/ Richard Ginsburg
	Name:	Richard Ginsburg
	Title:	President and Chief Executive Officer

Amendment No. 1 to Agreement and Plan of Merger